Filed by Prenetics Global Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

Bloomberg

Prenetics to Merge With Hong Kong Tycoon Adrian Cheng’s SPAC (1)

2021-09-16 02:12:14.170 GMT

By Filipe Pacheco and Julia Fioretti

(Bloomberg) -- Hong Kong Covid-19 testing laboratory Prenetics Ltd. has agreed to merge with tycoon Adrian Cheng’s U.S.-listed blank-check company Artisan Acquisition Corp.

Prenetics has an enterprise value of $1.25 billion in the deal to take it public, according to a statement Thursday. The special purpose acquisition company, or SPAC, is also raising $120 million to support the transaction. Investors in the private investment in public equity, or PIPE, include Aspex, PAG, Lippo, Dragonstone and Xen Capital, among others.

The transaction is estimated to be completed in the fourth quarter this year or the first quarter of 2022, according to the statement. The combined company is expected to trade on the Nasdaq under the symbol PRE.

Prenetics will receive as much as $459 million in cash from the deal, and acquisitions will be a priority going forward, Chief Executive Officer and Co-Founder Danny Yeung said in an interview.

“The U.S. is going to be a priority market for us, as well as Southeast Asia,” he said, adding further expansion into the U.K. and Europe to the list. Backed by Alibaba Group Holding Ltd. and Ping An Insurance Group Co., Prenetics was founded as a genetics and DNA testing company but pivoted to Covid-19 testing when the pandemic began last year. The firm operates in 10 countries and has completed over 5 million Covid-19 tests, including regular testing provided to players and staff in the English Premier League, according to the statement.

Artisan raised $339 million in an initial public offering in May. The SPAC’s sponsor, Artisan LLC, was founded by New World Development Co. Chief Executive Officer Cheng, the scion of one of Hong Kong’s wealthiest families.

An attractive feature of a SPAC merger was the potential for collaboration with Cheng’s companies spanning retail, hospitality and health care, Yeung said.

“Certainly we could have chosen the Hong Kong exchange for an IPO,” he added. “Synergies between Adrian’s ecosystem propelled us to make the decision to go with the SPAC.”

UBS Group AG advised Artisan on the transaction while Citigroup Inc. worked with Prenetics.

Link to article: https://www.bloomberg.com/news/articles/2021-09-15/prenetics-to-merge-with-adrian-cheng-spac-in-1-25-billion-deal

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, the sources and uses of cash from the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.